Press Release
[Graphic Omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  November 26, 2003
                                 For more information:  +31 75 659 57 20


Ahold announces terms of its proposed rights offering for approximately EUR 3.0 billion

Zaandam, The Netherlands, November 26, 2003 --Ahold today announced its intention to proceed with a 2 for 3 rights offering of new common shares at an issue price of EUR 4.83 per share, raising approximately EUR 3.0 billion. The rights offering will be approximately 621.0 million common shares and has been fully underwritten by a syndicate of banks, subject to customary closing conditions at the issue price. The rights offering is part of Ahold's "Road to Recovery" program announced on November 7, 2003, aimed at restoring the company's financial health with the goal of returning Ahold to an investment grade profile by the end of 2005. Launch of the rights offering is subject to adoption of the relevant resolutions at Ahold's General Meeting of Shareholders that takes place today. Accordingly, the rights offering and all dates mentioned in this press release are subject to change. A further announcement confirming the outcome of the General Meeting of Shareholders will be released after completion of the meeting.

Terms of the rights offering
Under the rights offering, existing shareholders will be granted rights to subscribe for new common shares at EUR 4.83 per share. The subscription ratio for the rights offering has been set at 2 for 3, meaning that eligible holders, subject to certain exceptions, will have the right to subscribe for 2 new common shares for every 3 common shares held on the record date. The record date for determining eligibility for holders of common shares to receive rights is 17:40 hours, Central European time ("CET"), on November 26, 2003.

Holders of ADSs
Each ADS held at 17:00 hours, New York City time ("NYT"), on December 3, 2003 will entitle its holder to 1 right. Except in certain circumstances, holders of ADSs will not be entitled to exercise the rights they receive in the rights offering and the rights of such holders on the record date will be sold on their behalf by the ADS Depositary. No new deposits can be made into the ADS facility as of the common share record date.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com

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The rights offering comprises a public offering of common shares in the
Netherlands and Switzerland and a private placement elsewhere. The rights and the new common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States. Accordingly, the rights and the new common shares may not be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred except only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws.

The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale in the United States. The securities described herein have not been and will not be registered under the Securities Act or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There is no intention to register any portion of the rights offering or the rump offering described herein in the United States or to conduct a public offering of securities in the United States.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001. The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilisation/FSA

Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements relating to the timing, size and manner of the Offering, the trading of rights, the use of proceeds from the Offering, the goal of returning to investment grade profile, and the timing, size and manner of the offering of cumulative preferred financing shares, and the use of proceeds therefrom. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the delay or failure to satisfy any of the conditions to the Offering or under the commitment for the new credit facility, the behavior of other market participants, the actions of government regulators and law enforcement agencies, the volatility of Ahold's shares and general economic and market conditions. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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